Dreyfus Founders International Equity Fund

Pursuing long-term growth of capital
through investments in foreign securities

PROSPECTUS May 1, 2002

Class A, B, C, R and T Shares



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY

Dreyfus Founders International Equity Fund

Ticker Symbols   Class A: FOIAX
Class B: FOIDX
Class C: FOICX
Class R: FOIRX
Class T: FOIUX

Contents

The Fund

Your Investment

For More Information

Information on the fund's recent strategies and holdings can be found in the current annual/semiannual report. See back cover.

The Fund



INVESTMENT APPROACH

The fund, an international fund, seeks long-term growth of capital. To pursue this goal, the fund normally invests at least 80% of its net assets in foreign equity securities from a minimum of three countries outside the United States, including both established and emerging economies. The fund will not invest more than 50% of its assets in the securities of any one foreign country. Although the fund intends to invest substantially all of its assets in issuers located outside the United States, it may at times invest in U.S.-based companies.

Founders Asset Management LLC ("Founders") manages the fund using a "growth style" of investing. Founders uses a consistent, "bottom-up" approach to build equity portfolios, searching one by one for companies whose fundamental strengths suggest the potential to provide superior earnings growth over time.

Key concepts

The fund offers multiple classes of shares. This prospectus describes shares of Classes A, B, C, R and T. The fund's other class of shares, Class F, is offered by a separate prospectus and is generally available only to shareholders who have continuously maintained a Class F account with any Dreyfus Founders fund since December 30, 1999. All share classes of the fund invest in the same underlying portfolio of securities and have the same management team. However, because of different charges, fees and expenses, the performance of the fund's share classes will vary.



MAIN RISKS

The primary risks of investing in this fund are:

- **Foreign investment risk.** Investments in foreign securities involve different risks than U.S. investments. These risks include:

  - **Market risk.** Foreign markets have substantially less trading volume than U.S. markets, and are not generally as liquid as, and may be more volatile than, those in the United States. Brokerage commissions and other transaction costs are generally higher than in the United States, and settlement periods are longer.

  - **Regulatory risk.** There may be less governmental supervision of foreign stock exchanges, securities brokers, and issuers of securities, and less public information about foreign companies. Also, accounting, auditing, and financial reporting standards are generally less uniform than in the United States. Exchange control regulations or currency restrictions could prevent cash from being brought back to the United States. The fund may be subject to withholding taxes and could experience difficulties in pursuing legal remedies and collecting judgments.

  - **Currency risk.** The fund's assets are invested primarily in foreign securities. Since substantially all of its revenue is received in foreign currencies, the fund's net asset value will be affected by changes in currency exchange rates to a greater extent than funds investing primarily in domestic securities. The fund pays dividends, if any, in U.S. dollars and incurs currency conversion costs.

  - **Political risk.** Foreign investments may be subject to expropriation or confiscatory taxation; limitations on the removal of funds or other assets of the fund; and political, economic, or social instability.

- **Sector risk.** The fund may overweight or underweight certain market sectors, which may cause the fund's performance to be more or less sensitive to developments affecting those sectors.

- **Initial public offerings.** The fund may invest in initial public offerings ("IPOs"). Part of the fund's historical performance is due to the purchase of securities sold in IPOs. The effect of IPOs on the fund's performance depends on a variety of factors, including the number of IPOs in which the fund invests, whether and to what extent a security purchased in an IPO appreciates in value, and the asset base of the fund. There is no guarantee that the fund's investments in IPOs, if any, will continue to have a similar impact on performance.

Key concepts

International fund: a type of mutual fund that generally invests in securities traded anywhere in the world, except the United States.

Growth companies: companies whose earnings are expected to grow faster than the overall market.

Foreign securities: securities of issuers, wherever organized, that have their principal business activities outside of the United States. Founders considers where the issuer's assets are located, whether the majority of the issuer's gross income is earned outside of the United States, or whether the issuer's principal stock exchange listing is outside of the United States.



PAST PERFORMANCE

The following information illustrates the risks of investing in the fund. The bar chart shows the fund's Class A performance from year to year. The performance figures do not reflect sales loads, and would be lower if they did. All performance figures reflect the reinvestment of dividends and capital gain distributions. Past performance is no guarantee of future results.



Year-by-year total returns *as of 12/31 each year (%)*
Class A shares

-17.60

-30.44

| 92 | 93 | 94 | 95 | 96 | 97 | 98 | 99 | 00 | 01 |

| **Best Quarter:** | Q4 '01 | **+8.55%** |
| **Worst Quarter:** | Q3 '01 | **-19.79%** |

The following table compares the performance of each share class to the performance of appropriate broad-based indexes. These returns include applicable sales loads, and reflect the reinvestment of dividends and capital gain distributions. Past performance, both before and after taxes, is no guarantee of future results.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

Average annual total returns *as of 12/31/01*

Share class	1 Year	Since inception*
Class A *returns before taxes*	**-34.45%**	**-26.50%**
Class A *returns after taxes on distributions*	**-34.45%**	**-27.89%**
Class A *returns after taxes on distributions and sale of fund shares*	**-20.98%**	**-20.73%**
Class B *returns before taxes*	**-33.69%**	**-26.20%**
Class C *returns before taxes*	**-31.60%**	**-24.90%**
Class R *returns before taxes*	**-30.24%**	**-24.12%**
Class T *returns before taxes*	**-33.75%**	**-26.23%**
Morgan Stanley Capital International World ex U.S. Index	**-21.40%**	**-17.48%**
Morgan Stanley Capital International All-Country World ex U.S. Free Index	**-19.73%**	**-17.55%**

* *Inception date 12/31/99.*

The Morgan Stanley Capital International (MSCI) World ex U.S. Index is an average of the performance of selected securities listed on the stock exchanges of Europe, Canada, Australia, New Zealand and the Far East. The MSCI All-Country World ex U.S. Free Index measures the performance of equity securities in both emerging and developed markets outside the United States. Only securities available to foreign (non-local) investors are included.

After-tax performance is shown only for Class A shares. After-tax performance of the fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's individual tax situation and may differ from those shown. The after-tax return information shown above does not apply to fund shares held through tax-deferred accounts, such as 401(k) plans or individual retirement accounts.



EXPENSES

As a fund shareholder, you pay certain fees and expenses in con–
nection with the fund, which are described in the tables below.

Fee table	Class A	Class B	Class C	Class R	Class T
Shareholder transaction fees *(fees paid from your account)*					
Maximum front-end sales charge on purchases *as a % of offering price*	5.75	none	none	none	4.50
Maximum contingent deferred sales charge (CDSC) *as a % of purchase or sale price, whichever is less*	none[1]	4.00	1.00	none	none[1]
Maximum sales charge on reinvested dividends/distributions	none	none	none	none	none
Annual fund operating expenses *(expenses paid from fund assets)* *% of average daily net assets*					
Management fees[2]	0.75	0.75	0.75	0.75	0.75
Rule 12b-1 fee	none	0.75	0.75	none	0.25
Shareholder services fee	0.25	0.25	0.25	none	0.25
Other expenses[3,4]	0.61	0.62	0.61	0.57	0.65
Total annual fund operating expenses *(with management fee waiver but without other reimbursements and waivers)*[2,4,5]	1.61	2.37	2.36	1.32	1.90
Total annual fund operating expenses *(with all reimbursements and waivers)*[2,4,5,6]	1.40	2.15	2.15	1.15	1.65

[1] Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.

[2] Founders has agreed to permanently reduce the fund's management fee from 1.00% to 0.75% of the fund's average net assets pursuant to a contractual commitment. Accordingly, this information has been restated to reflect current fees.

[3] These expenses include custodian, transfer agency and accounting agent fees, and other customary fund expenses.

[4] Restated to reflect current state registration fees.

[5] Previously, the fund also presented total annual fund operating expenses net of credits earned on cash held at the custodian. Due to a planned change in the fund's custodian, that information no longer will be presented here, but it is available under "Financial Highlights."

[6] Founders has agreed to permanently limit the total expenses of the fund pursuant to a contractual commitment so that total annual fund operating expenses (with reimbursements, waivers and any credits earned at the custodian) will not exceed Class A – 1.40%; Class B and C – 2.15%; Class R – 1.15% and Class T – 1.65%. This information has been restated to reflect the current expense limitations.

Expense example

	1 Year	3 Years	5 Years	10 Years
Class A	$709	$993	$1,297	$2,158
Class B				
with redemption	$618	$973	$1,354	$2,117*
without redemption	$218	$673	$1,154	$2,117*
Class C				
with redemption	$318	$673	$1,154	$2,483
without redemption	$218	$673	$1,154	$2,483
Class R	$117	$365	$633	$1,398
Class T	$610	$947	$1,307	$2,317

* *Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual return and expenses will vary, the example is for comparison only. These examples are based on total annual fund operating expenses (with all reimbursements and waivers), which reflect Founders' permanent management fee waiver and expense limitation.

Key concepts

Management fee: the fee paid to Founders for managing the fund's portfolio.

Rule 12b-1 fee: the fee paid to the fund's distributor to finance the sale and distribution of Class B, Class C, and Class T shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for providing shareholder services.

Contingent deferred sales charge (CDSC): a back-end sales charge payable if shares are redeemed within a certain time period.



This section discusses other investment strategies used by the fund and provides in more detail the risks associated with those strategies. The Statement of Additional Information contains more detailed information about the fund's investment policies and risks.

Other portfolio investments and strategies

ADRs. The fund may invest in American Depositary Receipts and American Depositary Shares (collectively, "ADRs") as a way to invest in foreign securities. ADRs are receipts representing shares of a foreign corporation held by a U.S. bank that entitle the holder to all dividends and capital gains on the underlying foreign shares. ADRs are typically denominated in U.S. dollars and trade in the U.S. securities markets. ADRs are subject to many of the same risks as direct investments in foreign securities. These risks include fluctuations in currency exchange rates, potentially unstable political and economic structures, reduced availability of public information, and lack of uniform financial reporting and regulatory practices similar to those that apply to U.S. issuers.

Derivative instruments. Unlike stocks or bonds that represent actual ownership of the equity or debt of an issuer, derivatives are instruments that derive their value from an underlying security, index, or other financial instrument. The fund may use derivative instruments to engage in hedging strategies, to increase the fund's exposure to certain investments without directly buying those investments, or to manage cash. Derivatives the fund may use include futures contracts and forward contracts, and purchasing and/or writing (selling) put and call options on securities, securities indexes, futures contracts, and foreign currencies. The fund has limits on the use of derivatives and is not required to use them in seeking its investment objectives.

Certain strategies may hedge all or a portion of the fund's portfolio against price fluctuations. Other strategies, such as buying futures and call options, would tend to protect the fund against increases in the prices of securities or other instruments the fund intends to buy. Forward contracts, futures contracts and options may be used to try to manage foreign currency risks on the fund's foreign investments. Options trading may involve the payment of premiums and has special tax effects on the fund.

There are special risks in using particular derivative strategies. Using derivatives can cause the fund to lose money on its investments and/or increase the volatility of its share prices. In addition, the successful use of derivatives draws upon skills and experience that are different from those needed to select the other securities in which the fund invests. Should interest rates, foreign currency exchange rates, or the prices of securities or financial indexes move in an unexpected manner, the fund may not achieve the desired benefit of these instruments, or may realize losses and be in a worse position than if the instruments had not been used. The fund could also experience losses if the prices of its derivative positions were not correlated with its other investments or if it could not close out a position because of an illiquid market.

Securities of other investment companies. The fund may acquire securities of other investment companies, including exchange-traded funds, subject to the limitations of the Investment Company Act of 1940 (IC Act). The fund's purchase of securities of other investment companies may result in the payment of additional management and distribution fees.

The fund may invest in shares of money market funds managed by Founders or its affiliates in excess of the limitations of the IC Act under the terms of an SEC exemptive order.

Temporary defensive investments. In times of unstable or adverse market or economic conditions, up to 100% of the fund's assets can be invested in temporary defensive instruments in an effort to enhance liquidity or preserve capital. Temporary defensive investments generally include cash, cash equivalents such as commercial paper, money market instruments, short-term debt securities, U.S. government securities, or repurchase agreements. The fund also could hold these types of securities pending the investment of proceeds from the sale of fund shares or portfolio securities, or to meet anticipated redemptions of fund shares. To the extent the fund invests defensively in these securities, it might not achieve its investment objective.

Portfolio turnover. The fund does not have any limitations regarding portfolio turnover. The fund may engage in short-term trading to try to achieve its objective and may have portfolio turnover rates significantly in excess of 100%. A portfolio turnover rate of 100% is equivalent to the fund buying and selling all of the securities in its portfolio once during the course of a year. The portfolio turnover rate of the fund may be higher than other mutual funds with the same investment objective. Higher portfolio turnover rates increase the brokerage costs the fund pays and may adversely affect its performance.

If the fund realizes capital gains when it sells portfolio investments, it generally must pay those gains out to shareholders, increasing their taxable distributions. This may adversely affect the after-tax performance of the fund for shareholders with taxable accounts. The fund's portfolio turnover rates for prior years are included in the "Financial Highlights" section of this prospectus. The fund's current and future portfolio turnover rates may differ significantly from its historical portfolio turnover rates.

More about risk

Like all investments in securities, you risk losing money by investing in the fund. The fund's investments are subject to changes in their value from a number of factors.

- **Emerging markets risk.** The fund invests in emerging markets. These are markets in countries that are considered to be in the initial stages of the industrial cycle. Such countries are subject to more economic, political, and business risk than major industrialized nations, and the securities issued by companies located there may have more volatile share prices and be less liquid than those of securities issued by companies in later stages of the industrial cycle.

- **Additional foreign risk.** Some foreign companies may exclude U.S. investors, such as the fund, from participating in beneficial corporate actions, such as rights offerings. As a result, the fund may not realize the same value from a foreign investment as a shareholder residing in that country.

- **Stock market risk.** The value of the stocks and other securities owned by the fund will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence.

- **Company risk.** The stocks in the fund's portfolio may not perform as expected. Factors that can negatively affect a particular stock's price include poor earnings reports by the issuer, loss of major customers or management team members, major litigation against the issuer, or changes in government regulations affecting the issuer or its industry.

- **Opportunity risk.** There is the risk of missing out on an investment opportunity because the assets necessary to take advantage of the opportunity are held in other investments.

- **Investment style risk.** Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the fund's growth style of investing, and the fund's returns may vary considerably from other equity funds using different investment styles.



MANAGEMENT

Founders serves as investment adviser to the fund and is responsible for selecting the fund's investments and handling its day-to-day business. Founders' corporate offices are located at 2930 East Third Avenue, Denver, Colorado 80206.

Founders and its predecessor companies have operated as investment advisers since 1938. Founders also serves as investment adviser to other series funds of Dreyfus Founders Funds, Inc. (the "company"), as well as serving as adviser or sub-adviser to a number of other investment companies and private accounts. Founders is the growth specialist affiliate of The Dreyfus Corporation, a leading mutual fund complex with more than $181 billion in over 190 mutual fund portfolios as of December 31, 2001. Founders and Dreyfus are investment subsidiaries of Mellon Financial Corporation, a broad-based global financial services company with approximately $592 billion in assets under management as of December 31, 2001.

In addition to managing the fund's investments, Founders also provides certain related administrative services to the fund. For these investment and administrative services, the fund pays Founders a management fee. The fund's management fee for the fiscal year ended December 31, 2001 was 0.81% of the fund's average daily net assets. Effective April 1, 2001, Founders agreed to permanently reduce the fund's management fee from 1.00% to 0.75% of average net assets.

To facilitate day-to-day fund management, Founders uses a team system. Each team is composed of members of the investment department, including portfolio managers, research analysts, and portfolio traders. Each individual shares ideas, information, knowledge, and expertise to assist in the management of the fund. Daily decisions on security selection for the fund are made by the portfolio manager. Through participation in the team process, the manager uses the input, research, and recommendations of the rest of the management team in making purchase and sale decisions.

A. Edward Allinson, chartered financial analyst, has been the fund's portfolio manager since April 2002. Mr. Allinson has been a senior vice president and senior portfolio manager of Mellon Growth Advisors LLC, an affiliate of Founders, since 2001. In April 2002, he also became an employee of Founders. Mr. Allinson was formerly a principal at State Street Global Advisors from 1999 to 2001, and a senior portfolio manager with Brown Brothers Harriman & Company from 1991 to 1999.

Founders has a personal securities trading policy (the "Policy") which restricts the personal securities transactions of its employees. Its primary purpose is to ensure that personal trading by Founders employees does not disadvantage any Founders-managed fund. Founders portfolio managers and other investment personnel who comply with the Policy's preclearance and disclosure procedures may be permitted to purchase, sell or hold certain types of securities which also may be held in the fund(s) they advise.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the two years ended December 31, 2001. Certain information reflects financial results for a single fund share. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. The financial information has been audited by PricewaterhouseCoopers LLP, whose report and the fund's financial statements are included in the fund's 2001 annual report, which is available upon request.

		Year Ended December 31,	
Class A		**2001**	2000
Per-Share Data ($)			
Net asset value – beginning of period		14.42	19.88
Income from investment operations:	Net investment income (loss)[1]	0.00	(0.03)
	Net gains (losses) on securities (both realized and unrealized)	(4.39)	(3.53)
Total from investment operations		(4.39)	(3.56)
Less distributions:	From net investment income	0.00	0.00
	From net realized gains	0.00	(1.90)
Total distributions		0.00	(1.90)
Net asset value – end of period		10.03	14.42
Total return (%)[2]		(30.44)	(17.60)
Ratios/Supplemental Data			
Net expenses to average net assets (%)[3,4]		1.44	1.77
Gross expenses to average net assets (%)[3,4]		1.46	1.82
Net investment income (loss) to average net assets (%)[4]		(0.74)	(0.36)
Portfolio turnover rate (%)[5]		213	184
Net assets – end of period ($ x 1,000)		29,151	4,434

[1] Net investment (loss) for the year ended December 31, 2001 aggregated less than $0.01 on a per-share basis.

[2] Sales charges are not reflected in the total return.

[3] Ratio of net expenses to average net assets reflects reductions in a fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of gross expenses to average net assets is the total of a fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

[4] Certain fees were reimbursed by the management company for the year ended December 31, 2001. Had these fees not been reimbursed, the net expense ratio would have been 1.76%. The gross expense ratio would have been 1.78%. The net investment (loss) ratio would have been (1.06%).

[5] Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Class B	*Year Ended December 31,*	
	2001	2000
Per-Share Data ($)		
Net asset value − beginning of period	14.29	19.88
Income from investment operations: Net investment income (loss)	(0.12)	(0.09)
Net gains (losses) on securities (both realized and unrealized)	(4.30)	(3.60)
Total from investment operations	(4.42)	(3.69)
Less distributions: From net investment income	0.00	0.00
From net realized gains	0.00	(1.90)
Total distributions	0.00	(1.90)
Net asset value − end of period	9.87	14.29
Total return (%)[1]	(30.93)	(18.27)
Ratios/Supplemental Data		
Net expenses to average net assets (%)[2,3]	2.26	2.52
Gross expenses to average net assets (%)[2,3]	2.28	2.57
Net investment income (loss) to average net assets (%)[3]	(1.03)	(1.18)
Portfolio turnover rate (%)[4]	213	184
Net assets − end of period ($ x 1,000)	3,786	5,129

[1] *Sales charges are not reflected in the total return.*

[2] *Ratio of net expenses to average net assets reflects reductions in a fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of gross expenses to average net assets is the total of a fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.*

[3] *Certain fees were reimbursed by the management company for the year ended December 31, 2001. Had these fees not been reimbursed, the net expense ratio would have been 2.65%. The gross expense ratio would have been 2.67%. The net investment (loss) ratio would have been (1.42%).*

[4] *Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

		Year Ended December 31,	
Class C		**2001**	2000
Per-Share Data ($)			
Net asset value − beginning of period		14.27	19.88
Income from investment operations:	Net investment income (loss)	(0.16)	(0.07)
	Net gains (losses) on securities (both realized and unrealized)	(4.25)	(3.64)
Total from investment operations		(4.41)	(3.71)
Less distributions:	From net investment income	0.00	0.00
	From net realized gains	0.00	(1.90)
Total distributions		0.00	(1.90)
Net asset value − end of period		9.86	14.27
Total return (%)[1]		(30.90)	(18.37)
Ratios/Supplemental Data			
Net expenses to average net assets (%)[2,3]		2.26	2.50
Gross expenses to average net assets (%)[2,3]		2.29	2.55
Net investment income (loss) to average net assets (%)[3]		(0.99)	(1.18)
Portfolio turnover rate (%)[4]		213	184
Net assets − end of period ($ x 1,000)		1,429	2,635

[1] Sales charges are not reflected in the total return.

[2] Ratio of net expenses to average net assets reflects reductions in a fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of gross expenses to average net assets is the total of a fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

[3] Certain fees were reimbursed by the management company for the year ended December 31, 2001. Had these fees not been reimbursed, the net expense ratio would have been 2.83%. The gross expense ratio would have been 2.85%. The net investment (loss) ratio would have been (1.56%).

[4] Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Class R	Year Ended December 31,	
	2001	2000
Per-Share Data ($)		
Net asset value – beginning of period	14.45	19.88
Income from investment operations: Net investment income (loss)[1]	0.00	(0.01)
Net gains (losses) on securities (both realized and unrealized)	(4.37)	(3.52)
Total from investment operations	(4.37)	(3.53)
Less distributions: From net investment income	0.00	0.00
From net realized gains	0.00	(1.90)
Total distributions	0.00	(1.90)
Net asset value – end of period	10.08	14.45
Total return (%)	(30.24)	(17.45)
Ratios/Supplemental Data		
Net expenses to average net assets (%)[2,3]	1.26	1.53
Gross expenses to average net assets (%)[2,3]	1.28	1.63
Net investment income (loss) to average net assets (%)[3]	(0.04)	(0.40)
Portfolio turnover rate (%)[4]	213	184
Net assets – end of period ($ x 1,000)	6,102	2,716

[1] *Net investment (loss) for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*

[2] *Ratio of net expenses to average net assets reflects reductions in a fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of gross expenses to average net assets is the total of a fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.*

[3] *Certain fees were reimbursed by the management company for the year ended December 31, 2001. Had these fees not been reimbursed, the net expense ratio would have been 1.55%. The gross expense ratio would have been 1.57%. The net investment (loss) ratio would have been (0.33%).*

[4] *Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

	Year Ended December 31,	
Class T	**2001**	2000
Per-Share Data ($)		
Net asset value – beginning of period	14.37	19.88
Income from investment operations: Net investment income (loss)	(0.09)	(0.06)
Net gains (losses) on securities (both realized and unrealized)	(4.31)	(3.55)
Total from investment operations	(4.40)	(3.61)
Less distributions: From net investment income	0.00	0.00
From net realized gains	0.00	(1.90)
Total distributions	0.00	(1.90)
Net asset value – end of period	9.97	14.37
Total return (%)[1]	(30.62)	(17.85)
Ratios/Supplemental Data		
Net expenses to average net assets (%)[2,3]	1.77	1.98
Gross expenses to average net assets (%)[2,3]	1.80	2.03
Net investment income (loss) to average net assets (%)[3]	(0.53)	(0.70)
Portfolio turnover rate (%)[4]	213	184
Net assets – end of period ($ x 1,000)	343	654

[1] Sales charges are not reflected in the total return.

[2] Ratio of net expenses to average net assets reflects reductions in a fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of gross expenses to average net assets is the total of a fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

[3] Certain fees were reimbursed by the management company for the year ended December 31, 2001. Had these fees not been reimbursed, the net expense ratio would have been 2.83%. The gross expense ratio would have been 2.86%. The net investment (loss) ratio would have been (1.59%).

[4] Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Your Investment



ACCOUNT POLICIES

You will need to choose a share class before making your initial investment. In making your choice, you should weigh the impact of all potential costs over the length of your investment, including sales charges and annual fees. For example, in some instances, it can be more economical to pay an initial sales charge than to choose a class with no initial sales charge but with higher annual fees and a contingent deferred sales charge (CDSC).

Reduced Class A and Class T sales charge

Right of accumulation: lets you add the value of any shares you own in this fund, and any other Dreyfus Founders fund or any Dreyfus Premier fund sold with a sales load, to the amount of your next Class A or Class T investment for purposes of calculating the sales charge.

Consult the Statement of Additional Information (SAI) or your financial representative for more details.

In selecting a class, consider the following:

- **Class A shares** may be appropriate for investors who prefer to pay the fund's sales charge up front rather than upon the sale of their shares, want to take advantage of the reduced sales charges available on larger investments, and/or have a longer-term investment horizon. Class A shares have no Rule 12b-1 fee.

- **Class B shares** may be appropriate for investors who wish to avoid a front-end sales charge, put 100% of their investment dollars to work immediately, and/or have a longer-term investment horizon. Class B shares convert automatically to Class A shares after the Class B shares are held for six years.

- **Class C shares** may be appropriate for investors who wish to avoid a front-end sales charge, put 100% of their investment dollars to work immediately, and/or have a shorter-term investment horizon.

- **Class R shares** are designed for eligible institutions on behalf of their clients. Individuals may not purchase these shares directly.

- **Class T shares** may be appropriate for investors who prefer to pay the fund's sales charge up front rather than upon the sale of their shares, want to take advantage of the reduced sales charges available on larger investments, and have a shorter-term investment horizon. (Because Class A has lower expenses than Class T, if you invest $1 million or more in the fund, you should consider buying Class A shares.)

Your financial representative can help you choose the share class that is appropriate for you.

Third-party investments

The classes of the fund offered by this prospectus are designed primarily for investors who are investing through a third party, such as a bank, broker-dealer or financial adviser, or in a 401(k) or other retirement plan. When you open a fund account with these third parties, they may impose policies, limitations, and fees, which are different from, or in addition to, those described in this prospectus.

Share class charges

Each share class has its own fee structure. In some cases, you may not have to pay or may qualify for a reduced sales charge to buy or sell shares. Consult your financial representative or refer to the SAI to see whether this may apply to you.

Sales charges

Class A and Class T – charged when you buy shares

Your investment	Sales charge deducted as a % of offering price		Sales charge as a % of your net investment	
	Class A	Class T	Class A	Class T
Up to $49,999	5.75%	4.50%	6.10%	4.70%
$50,000 – $99,999	4.50%	4.00%	4.70%	4.20%
$100,000 – $249,999	3.50%	3.00%	3.60%	3.10%
$250,000 – $499,999	2.50%	2.00%	2.60%	2.00%
$500,000 – $999,999	2.00%	1.50%	2.00%	1.50%
$1 million or more*	0.00%	0.00%	0.00%	0.00%

* A 1.00% CDSC may be charged on any shares sold within one year of purchase (except shares bought through dividend reinvestment).

Class A shares also carry an annual shareholder services fee of 0.25% of the class's average daily net assets.

Class T shares also carry an annual Rule 12b-1 fee of 0.25% and a shareholder services fee of 0.25% of the class's average daily net assets.

Class B – charged when you sell shares

Time since your initial purchase	CDSC as a % of your initial investment or your redemption (whichever is less)
First and second year	4.00%
Third and fourth year	3.00%
Fifth year	2.00%
Sixth year	1.00%
More than 6 years	Shares will automatically convert to Class A, which has no CDSC

Class B shares also carry an annual Rule 12b-1 fee of 0.75% and a shareholder services fee of 0.25% of the class's average daily net assets.

Class C – charged when you sell shares

A 1.00% CDSC is imposed on redemptions made within the first year of purchase. Class C shares also carry an annual Rule 12b-1 fee of 0.75% and a shareholder services fee of 0.25% of the class's average daily net assets.

Class R – no sales charge, Rule 12b-1 fee or shareholder services fee

Buying shares

The net asset value (NAV) of each class is generally calculated as of the close of regular trading on the New York Stock Exchange ("NYSE") (usually 4 p.m. Eastern time) every day the NYSE is open. Your order will be priced at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. NAV is not calculated, and you may not conduct fund transactions, on days the NYSE is closed (generally weekends and New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day). However, the fund may conduct portfolio transactions on those days, particularly in foreign markets. Those transactions, and changes in the value of the fund's foreign securities holdings on such days, may affect the value of fund shares on days when you are not able to purchase, exchange, or redeem shares.

The fund uses pricing services to determine the market value of the securities in its portfolio. If market quotations are not readily available, the fund's securities or other assets are valued at fair value as determined in good faith by the fund's board of directors, or pursuant to procedures approved by the board. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security. In such instances, the valuation assigned to the security for purposes of calculating the fund's NAV may differ from the security's most recent closing market price, and from the prices used by other mutual funds to calculate their NAVs. The NAV of your shares when you redeem them may be more or less than the price you originally paid, depending primarily upon the fund's investment performance.

Orders to buy and sell shares received by dealers by the close of trading on the NYSE and transmitted to the distributor or its designee by the close of its business day (normally 5:15 p.m. Eastern time) will be based on the NAV determined as of the close of trading on the NYSE that day.

Minimum investments

Account type	Initial	Additional
Regular accounts	**$1,000**	**$100; $500** *for TeleTransfer investments*
Traditional IRAs	**$750**	**no minimum**
Spousal IRAs	**$750**	**no minimum**
Roth IRAs	**$750**	**no minimum**
Education Savings Accounts	**$500**	**no minimum** *after the first year*
Automatic investment plans	**$100**	**$100**

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum TeleTransfer purchase is $150,000 per day.

Key concepts

Net asset value (NAV): the market value of one fund share, computed by dividing the total net assets of a fund Class by its shares outstanding. The fund's Class A and Class T shares are offered at NAV plus a sales charge. Classes B, C, and R are offered at NAV, but Classes B and C are subject to higher annual operating expenses and a CDSC.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is accepted by the company's transfer agent or other authorized entity. Your order will be processed promptly, and you will generally receive the proceeds within a week.

To keep your CDSC as low as possible, each time you request to sell shares, we will first sell shares that are not subject to a CDSC, and then sell those subject to the lowest charge. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on shares you acquired by reinvesting your dividends. There are certain instances when you may qualify to have the CDSC waived. Consult your financial representative or the SAI for details.

Before selling shares recently purchased by check, TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares
- the fund will not process wire, telephone or TeleTransfer redemption requests for up to eight business days following the purchase of those shares

Limitations on selling shares by phone

Proceeds sent by	Minimum	Maximum
Check	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days*
TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days*

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days
- requests to send the proceeds to a different payee or address
- written sell orders of $100,000 or more

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline telephone privileges on your application, you may be responsible for any fraudulent telephone orders as long as reasonable measures were taken to verify the order.

The fund reserves the right to:

- refuse any purchase or exchange request that could adversely affect the fund or its operations, including those from any individual or group who, in the fund's view, is likely to engage in excessive trading (usually defined as more than four exchanges out of the fund within a calendar year)
- refuse any purchase or exchange request in excess of 1% of the fund's total assets
- change or discontinue its exchange privilege, or temporarily suspend this privilege during unusual market conditions
- change its minimum investment amounts
- delay sending out redemption proceeds for up to seven days (generally applies only in cases of very large redemptions, excessive trading or during unusual market conditions)

The fund also reserves the right to make a "redemption in kind" — payment in portfolio securities rather than cash — if the amount you are redeeming is large enough to affect fund operations (for example, if it represents more than 1% of the fund's assets).

Market timers

Market timing or other abusive trading practices are not permitted in the fund.

Excessive, short-term market timing or other abusive trading practices may disrupt portfolio management strategies and harm fund performance. To minimize harm to the fund and its shareholders, Founders and the fund's distributor reserve the right to reject any purchase order (including exchanges) from any investor believed to have a history of abusive trading or whose trading, in Founders' or the distributor's judgment, has been or may be disruptive to the fund. In making this judgment, Founders and the distributor may consider trading done in multiple accounts under common ownership or control. The fund also reserves the right to delay delivery of your redemption proceeds up to seven days, or to honor certain redemptions with securities, rather than cash, as discussed above.

Small account policies

To offset the relatively higher costs of servicing smaller accounts, the fund charges regular accounts with balances below $2,000 an annual fee of $12. The fee will be imposed during the fourth quarter of each calendar year.

The fee will be waived for: any investor whose aggregate Dreyfus Founders Fund Class A, B, C, R and T share investments and Dreyfus mutual fund investments total at least $25,000; IRA accounts; accounts participating in automatic investment programs; and accounts opened through a financial institution.

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 60 days, the fund may close your account and send you the proceeds to the address on record.



DISTRIBUTIONS AND TAXES

The fund intends to distribute tax–based net realized investment income and any tax–based net realized capital gains on an annual basis each December. From time to time, the fund may make distributions in addition to those described above.

Each share class will generate a different distribution because each has different expenses. Your distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Fund dividends and distributions are taxable to most investors (unless your investment is an IRA or other tax–advantaged account). High portfolio turnover and more volatile markets can result in taxable distributions to shareholders, regardless of whether their shares increased in value. The tax status of any distribution is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash. In general, distributions are taxable at the federal level as follows:

Taxability of distributions

Type of distribution	Tax rate for 15% bracket	Tax rate for 27% bracket or above
Income dividends	**Ordinary income rate**	**Ordinary income rate**
Short-term capital gains	**Ordinary income rate**	**Ordinary income rate**
Long-term capital gains	**8%/10%**	**18%/20%**

Because everyone's tax situation is unique, always consult your tax professional about federal, state and local tax consequences.

Taxes on transactions

Except for tax-advantaged accounts, any sale or exchange of fund shares may generate a tax liability. Withdrawals or distributions from tax-deferred accounts are taxable when received.

The table at left also can provide a guide for potential tax liability when selling or exchanging fund shares. "Short-term capital gains" applies to fund shares sold or exchanged up to 12 months after buying them. "Long-term capital gains" applies to shares sold or exchanged after 12 months; the lower rate applies to shares held more than five years and, for the 27% or above tax bracket, purchased after December 31, 2000.



SERVICES FOR FUND INVESTORS

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you may select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application, or by calling your financial representative or **1–800–554–4611.**

For investing

Automatic Asset Builder®	For making automatic investments from a designated bank account.
Payroll Savings Plan	For making automatic investments through payroll deduction.
Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dividend Sweep	For automatically reinvesting the dividends and distributions from one fund into another (not available for IRAs).

For exchanging shares

Auto-Exchange Privilege	For making regular exchanges from one fund into another.

For selling shares

Automatic Withdrawal Plan	For making regular withdrawals from most funds.
	A CDSC will not be charged on Class B shares redeemed under an Automatic Withdrawal Plan ("AWP") for any fund account opened on or after July 24, 2000, or for any existing fund account that adds AWP services on or after July 24, 2000, as long as the amount of the withdrawal does not exceed the greater of:
	○ an annual rate of 12% of the account value at the time of the first withdrawal under the AWP; or
	○ an annual rate of 12% of the account value at the time of any subsequent withdrawal.

Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one class of the fund into the same class of another Dreyfus Founders fund or Dreyfus Premier fund. You can also exchange Class T shares into Class A shares of certain Dreyfus Premier fixed-income funds. You can request your exchange in writing or by phone, or by contacting your financial representative. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange generally has the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may have to pay an additional sales charge when exchanging into any fund that has a higher sales charge.

Money market exchange privilege

As a convenience, the fund's shareholders may exchange all or part of their investment in the fund for shares of Dreyfus Worldwide Dollar Money Market Fund, Inc., without paying a CDSC. The Dreyfus Worldwide Dollar Money Market Fund is a money market fund advised by The Dreyfus Corporation that invests in a diversified portfolio of high-quality money market instruments. **The shares of Dreyfus Worldwide Dollar Money Market Fund are not offered by this prospectus.** Please contact your financial representative or call **1–800–554–4611** to request a copy of the current Dreyfus Worldwide Dollar Money Market Fund prospectus. Please be sure to read that prospectus carefully before investing in that fund.

TeleTransfer privilege

To move money between your bank account and your mutual fund account with a phone call, use the TeleTransfer privilege. You can set up TeleTransfer on your account by providing bank account information and by following the instructions on your application, or by contacting your financial representative.

Reinvestment privilege

Upon written request, you can reinvest up to the number of Class A, B or T shares you redeemed within 45 days of selling them at the current share price without any sales charge. If you paid a CDSC, it will be credited back to your account. This privilege may be used only once.

Account statements

Every fund shareholder automatically receives regular account statements. You will also be sent an annual statement detailing the tax characteristics of any dividends and distributions you have received.

Brokerage allocation

Subject to the policy of seeking the best execution of orders at the most favorable prices, sales of fund shares may be considered as a factor in the selection of brokerage firms to execute fund portfolio transactions. The SAI further explains the selection of brokerage firms.

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

	TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES
In Writing	Complete the application. Mail your application and a check to: Dreyfus Founders Funds, Inc. International Equity Fund P.O. Box 9268 Boston, MA 02205-8502 Attn: Institutional Processing	Fill out an investment slip, and write your account number on your check. Mail the slip and the check to: Dreyfus Founders Funds, Inc. International Equity Fund P.O. Box 9268 Boston, MA 02205-8502 Attn: Institutional Processing	Write a letter of instruction that includes: • your name(s) and signature(s) • your account number • International Equity Fund • the dollar amount you want to sell • the share class • how and where to send the proceeds Obtain a signature guarantee or other documentation, if required (see "Account Policies — Selling Shares"). Mail your request to: Dreyfus Founders Funds, Inc. P.O. Box 9268 Boston, MA 02205-8502 Attn: Institutional Processing
By Telephone	**Wire** Have your bank send your investment to Boston Safe Deposit & Trust Co., with these instructions: • ABA# 011001234 • DDA# 046590 • EEC code 5660 • International Equity Fund • the share class • your Social Security or tax ID number • name(s) of investor(s) • dealer number if applicable Call us to obtain an account number. Return your application with the account number on the application.	**Wire** Have your bank send your investment to Boston Safe Deposit & Trust Co., with these instructions: • ABA# 011001234 • DDA# 046590 • EEC code 5660 • International Equity Fund • the share class • your account number • name(s) of investor(s) • dealer number if applicable **Electronic check** Same as wire, but before your account number insert "360" for Class A, "361" for Class B, "362" for Class C, "363" for Class R, or "364" for Class T. **TeleTransfer** Request TeleTransfer on your application. Call us to request your transaction.	**TeleTransfer** Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.
Automatically	**With an initial investment** Indicate on your application which automatic service(s) you want. Return your application with your investment.	**All services** Call us at **1-800-554-4611** or call your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.	**Automatic Withdrawal Plan** Call us or your financial representative to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like. Be sure to maintain an account balance of $5,000 or more.

To open an account, make subsequent investments or sell shares, please contact your financial representative or call toll free in the U.S. **1-800-554-4611.**

Make checks payable to: **Dreyfus Founders Funds, Inc.**

Key concepts

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire transfers from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

INSTRUCTIONS FOR **IRAS**

	TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES
In Writing	Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for. Mail your application and a check to: The Dreyfus Trust Company, Custodian P.O. Box 9552 Boston, MA 02205-8568 Attn: Institutional Processing	Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for. Mail the slip and the check to: The Dreyfus Trust Company, Custodian P.O. Box 9552 Boston, MA 02205-8568 Attn: Institutional Processing	Write a letter of instruction that includes: • your name and signature • your account number • International Equity Fund • the dollar amount you want to sell • the share class • how and where to send the proceeds • whether the distribution is qualified or premature • whether the 10% TEFRA should be withheld Obtain a signature guarantee or other documentation, if required (see "Account Policies — Selling Shares"). Mail your request to: The Dreyfus Trust Company P.O. Box 9552 Boston, MA 02205-8568 Attn: Institutional Processing
By Telephone	—	**Wire** Have your bank send your investment to Boston Safe Deposit & Trust Co., with these instructions: • ABA# 011001234 • DDA# 046590 • EEC code 5660 • International Equity Fund • the share class • your account number • name(s) of investor(s) • the contribution year • dealer number if applicable **Electronic check** Same as wire, but before your account number insert "360" for Class A, "361" for Class B, "362" for Class C, "363" for Class R, or "364" for Class T.	—
Automatically	—	**All services** Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. All contributions will count as current year.	**Systematic Withdrawal Plan** Call us to request instructions to establish the plan.







For information and assistance, contact your financial representative or call toll free in the U.S. **1-800-554-4611.**
Make checks payable to: **The Dreyfus Trust Company, Custodian.**

NOTES

Dreyfus Founders International Equity Fund

ACCOUNT APPLICATION

(DO NOT USE FOR KEOGH OR IRA PLANS)

1 HOW WOULD YOU LIKE TO REGISTER YOUR ACCOUNT?

☐ Individual use line 1 ☐ Joint Registrant use line 2 ☐ Gifts or Transfers to Minors use lines 3, 4 & 5
☐ Corporations, Partnerships, Trusts & Others use lines 6 & 7; and complete the Certification in Section 10

1 ____ First Name Initial Last Name | Soc. Sec. No.

2 ____ Joint tenancy with right of survivorship presumed, unless tenancy in common is indicated. | Soc. Sec. No.

3 ____ Custodian's Name — as Custodian for

4 ____ Minor's Name — Under the

5 ____ State ☐ Uniform Gifts to Minors Act or ☐ Uniform Transfer to Minors Act | Minor's Soc. Sec. No.

6 ____ Name of Corporation or Other Entity. If a Trust, include date of trust instrument.

7 ____ | Taxpayer Ident. No.

2 WHAT IS YOUR MAILING ADDRESS?

Street Address City State Zip Code

(Area Code) Home Phone No. (Area Code) Business Phone No.

☐ If you are not a U.S. Citizen, please check box and specify country of legal residence ____
NOTE: NASD Rules require a broker/dealer to request certain additional information.

3 HOW MUCH WOULD YOU LIKE TO INVEST?

A. If this is a follow-up application for a previously established account, please provide your account number here ____

B. For new accounts, make check payable to "Dreyfus Founders Funds, Inc."
Send check to: Dreyfus Founders International Equity Fund, P.O. Box 9268, Boston, MA 02205-8502 after completing the following:

☐ Class A $ ____ ☐ Class B $ ____

☐ Class C $ ____ ☐ Class T $ ____

(Please see the Prospectus for details about each class.)

WIRE: You may request your bank to wire your investment to Boston Safe Deposit & Trust Co., DDA# 046590, EEC code 5660, Dreyfus Founders International Equity Fund. The wire must include your account registration, address and Social Security Number or Taxpayer Identification Number. It should also indicate that you are opening a new account.

Funds were wired on (Date) ____ for $ ____
into Account # ____

4 WHO IS YOUR FINANCIAL REPRESENTATIVE? (MUST BE COMPLETED)

The undersigned represent(s) and warrant(s) that authorization to purchase and redeem shares of the fund has been given by the investor(s).

Firm Name (Area Code) Phone No.

Branch Address

City State County Zip Code

Name of Representative (Salesperson) and Number, if any Dealer Code Branch Code

SHAREHOLDER PRIVILEGES These privileges are subject to the terms set forth in the fund's Prospectus. (Corporations, Trusts, Partnerships and other institutions must complete the Certification in Section 10.)

5 HOW WOULD YOU LIKE TO RECEIVE YOUR INVESTMENT PROCEEDS?

A. Check one (1) box only. If no box is checked, full reinvestment will be assumed.

☐ **FULL REINVESTMENT**–Reinvest all dividends and distributions at net asset value.

☐ **CAPITAL GAIN REINVESTMENT**–Reinvest *distributions of realized capital gains only,* at net asset value; pay income dividends in cash.

☐ **CASH**–Pay all income dividends and distributions of realized capital gains, if any, in cash.

B. OPTIONAL–If you would like dividend and/or withdrawal checks to be payable to a person or address other than as registered in Sections 1 and 2 of this form, please indicate here the person or address to which you would like your distributions to be paid.

Name

Address

City State Zip Code

If check is to be paid to a bank, please indicate the bank account number here: ____

In addition, please attach a voided check from the bank account to which distributions will be paid.
If you complete this section, your application must be signature guaranteed.

6 WOULD YOU LIKE TO ESTABLISH A SYSTEMATIC INVESTMENT PLAN?

Permits the purchase of fund shares at regular intervals selected by you (see Automatic Asset Builder® in the Prospectus). Fill in the blanks below to indicate which payment frequency is most convenient for you to have your bank account (as permitted) debited. Amount to be invested: $ ____

- Weekly . . . . Dates: ____ and ____ and ____ and ____
- Bimonthly (twice a month) . Dates: ____ and ____
- Monthly . . . . Date: ____
- Quarterly . . . . Date: ____ and beginning month: ____
- Semiannually . . . . Date: ____ and beginning month: ____
- Annually . . . . Date: ____ and beginning month: ____

NOTE: If a date falls on a non-business day, your fund account will be credited on the next business day.

Attach a voided check or preprinted deposit slip from the bank account to be debited.

Upon receipt of this Application, Dreyfus Transfer, Inc. (the "Transfer Agent") is authorized to credit your account by initiating periodic, fixed debits to your account indicated above. This service is governed by Prospectus provisions as well as by the rules of the Automated Clearing House. This service may be terminated or modified at any time without notice.

7 WOULD YOU LIKE TELESERVICE PRIVILEGES?

TELETRANSFER – Permits electronic transfer of money between your designated bank account and your Dreyfus Founders mutual fund account by telephone.

☐ **YES,** I (we) want the TeleTransfer privilege.
Please attach a voided check. Money will be wired or transferred only to the account indicated on the check.

☐ **NO,** I (we) do not want the TeleTransfer privilege.

TELEPHONE EXCHANGE – Permits exchanges by telephone among certain Dreyfus Founders and Dreyfus mutual fund accounts with the same registration.

Unless you check the box below, you will automatically receive the Telephone Exchange privilege.

☐ **NO,** I (we) do not want the **Telephone Exchange** privilege.

The fund will require the Transfer Agent to employ reasonable procedures, such as requiring a form of personal identification, to confirm that instructions relayed by telephone are genuine and, if it does not follow such procedures, it may be liable for any losses due to unauthorized or fraudulent instructions.

8 WOULD YOU LIKE TO QUALIFY FOR A REDUCED SALES CHARGE?

A. LETTER OF INTENT (for Class A and Class T shares)
Investor's Statement of Intention and Price Agreement

☐ Class A ☐ Class T

MINIMUM INITIAL PURCHASE: $5,000

PLEASE NOTE: Future purchases of Class B and Class C shares can qualify to be used to equal or exceed the minimum amount checked.

Date: ____ I intend, but am not obligated, to invest in shares of any of the Eligible Funds in the Dreyfus Founders and Dreyfus Family of Funds, during the 13-month period from the date of my first purchase (which purchase will be the first purchase within a 90-day period prior to the date of submission of this Letter of Intent), an aggregate amount which will equal or exceed the minimum amount checked. (Check one box only.)

☐ $50,000 to less than $100,000
☐ $100,000 to less than $250,000
☐ $250,000 to less than $500,000
☐ $500,000 to less than $1,000,000
☐ $1,000,000 and over

THIS APPLICATION IS NOT PART OF THE PROSPECTUS.

CONTINUED ON REVERSE

Subject to the conditions specified herein and in the Terms of Escrow below, each purchase subsequent to submission of this Letter of Intent will be made at the public offering price applicable to a single transaction of the dollar amount checked above, as described in the then-current Prospectus of the fund in which the purchase is being made.

Upon completion of the total minimum investment specified under this Letter of Intent within the afore-described 13-month period, an adjustment will be made to reflect any reduced sales load applicable to shares purchased during the 90-day period prior to submission of this Letter of Intent. Additionally, if the total purchases within the 13-month period exceed the amount specified above, an adjustment will be made to reflect further reduced sales loads applicable to such purchases. All such adjustments will be made at the conclusion of the 13-month period and in the form of additional shares credited to my account at the then-current offering price applicable to a single purchase of the dollar amount of the total purchases. The Dealer/Service Agent will be liable for the amount of any such adjustment.

I understand that the value of my holdings in the Eligible Funds as defined in Right of Accumulation below (at the offering price prevailing on the date of submission of this Letter of Intent for purposes of a reduced sales load) may be included as a credit toward completion of my Letter of Intent. (See Right of Accumulation below.)

TERMS OF ESCROW

1. Out of my initial purchase (or subsequent purchases if necessary), 5% of the minimum dollar amount specified in the Letter of Intent shall be held in escrow by the Transfer Agent, in shares. All dividends and any capital gain distributions on the escrowed shares will be credited to me. Escrowed shares will not be extended the Exchange Privilege.
2. If I complete the total minimum investment specified under this Letter of Intent within the 13-month period, the escrowed shares will be promptly released to me.
3. If my total purchases pursuant to this Letter of Intent are less than the amount specified by me as my intended aggregate purchases, I will remit to the Transfer Agent an amount equal to the difference between the dollar amount of sales loads actually paid by me and the amount of sales loads which I would have paid if my total purchases had been made at a single time. If I do not pay such difference in sales loads within twenty (20) days after being notified, the Transfer Agent will redeem the number of escrowed shares necessary to obtain the difference in sales loads. Full and fractional shares remaining after this redemption will be released to me.
4. I hereby irrevocably constitute and appoint the Transfer Agent my attorney-in-fact to surrender for redemption any or all escrowed shares.

This Letter of Intent must be received by the Transfer Agent to be considered effective. All future purchases placed directly with Dreyfus Service Corporation must refer to this Letter of Intent.

Terms Accepted:

By ______________________________ ____________

Authorized Signature of Dealer/Service Agent — Date

______________________________ ______________________________

Signature(s) of Investor(s)

B. RIGHT OF ACCUMULATION (For Class A and Class T shares)

Please Note: Purchases of any shares in this fund or any other Dreyfus Founders or Dreyfus Premier fund sold with a sales load (which you already own) qualify towards "Right of Accumulation" for purchases of Class A and Class T shares.

Shares may be purchased at the offering price applicable to the total of (a) the dollar amount then being purchased plus (b) an amount equal to the value of the combined present holdings of the purchaser, his or her spouse, and their minor children of shares of funds in the Dreyfus Founders and Dreyfus Family of Funds and qualified holdings of certain other funds, as described in the Prospectus ("Eligible Funds"). In order for this cumulative quantity discount to be made available, the investor must identify all fund accounts to be considered as qualified holdings. All accounts are subject to verification.

☐ The following accounts qualify for the Right of Accumulation or Letter of Intent as described above and in the Prospectus. Account number(s):

______________________ ______________________ ______________________

9 PLEASE SIGN HERE

If privileges have been selected, all registered owners must sign below, including Corporations, Partnerships and Trusts.

The undersigned warrant(s) that I (we) have full authority and, if a natural person, am (are) of legal age to purchase shares pursuant to this Application, have received a current fund Prospectus and agree to be bound by its terms, and that all representations accompanying this Application pursuant to the regulatory authority of any State, are true. I (We) agree that the Transfer Agent, the fund in which I (we) am (are) investing, Founders Asset Management LLC, The Dreyfus Corporation or any subsidiary or their officers, directors, trustees or employees will not be liable for any loss, expense or cost for acting upon any instructions or inquiries believed genuine. In connection with any applicable telephone privileges, the fund will require its Transfer Agent to employ reasonable procedures, such as requiring a form of personal identification, to confirm that instructions relayed by telephone are genuine and, if it does not follow such procedures, the fund or the Transfer Agent may be liable for any losses due to unauthorized or fraudulent instructions. Neither the fund nor its Transfer Agent will be liable for following telephone instructions reasonably believed to be genuine.

I (we) acknowledge that mutual fund shares are not FDIC-insured. They are not bank deposits, bank obligations or bank-guaranteed. They pose investment risks, including the possible loss of principal.

If you have completed Section 5B, please have this application signature guaranteed. Signature guarantees in proper form are generally accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program, the Securities Transfer Agents Medallion Program ("STAMP") and the Stock Exchanges Medallion Programs. Notarization is not acceptable.

Taxpayer Identification Number Certification: Under the penalties of perjury, I (we) certify [1] that the Social Security Number(s) or Taxpayer Identification Number(s) shown in Section 1 of this form is (are) my (our) correct Taxpayer Identification Number(s), [2] that I (we) am (are) not subject to backup withholding either because I (we) have not been notified that I (we) am (are) subject to backup withholding as a result of a failure to report all dividends, or the Internal Revenue Service has notified me (us) that I (we) am (are) no longer subject to backup withholding, and [3] I (we) am (are) a U.S. person (including a U.S. resident alien). NOTE: Strike out item [2] if you have been notified that you are subject to backup withholding by the IRS and you have not received a notice from the IRS advising you that backup withholding has been terminated.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

______________________________ ______________________________

Individual (or Custodian) — Signature of a U.S. person — Joint Registrant (if any), Corporate Office Partner, Trustee, etc.

______________________________ ______________________________

Date — Title

10 PLEASE CERTIFY THAT YOU ARE A CORPORATION, TRUST, PARTNERSHIP OR INSTITUTIONAL INVESTOR

NOTE: Retain a copy of this document for your records. Any modification of the information below will require an amendment to this form. This document is in full force and effect until another duly executed form is received by the Transfer Agent.

☐ New, dated _____/_____/_____ ☐ Amendment to form, dated _____/_____/_____

____

Name of Registered Owner — Account No. (If new account, insert "new")

Registered Owner is a:
☐ Corporation/Incorporated Association (Complete Sections **A** & **B**)
☐ Partnership (Complete Sections **A** & **C**)
☐ Trust (Complete Sections **A** & **C**)
☐ Other (Complete Sections **A** & **C**) ______________________
(such as Non-Profit Organization, Religious Organization, Sole Proprietorship, Investment Club, Non-Incorporated Association, etc.)

A. The following named persons are currently officers/trustees/general partners/other authorized signatories of the Registered Owner, and any _______* of them ["Authorized Person(s)"] is/are currently authorized under the applicable governing document to act with full power to sell, assign or transfer securities of the fund(s) for the Registered Owner and to execute and deliver any instrument necessary to effectuate the authority hereby conferred:

Name	Title	Specimen Signature

The Transfer Agent may, without inquiry, act only upon the instruction of ANY PERSON(S) purporting to be (an) Authorized Person(s) as named in the Certification form last received by the Transfer Agent. The Transfer Agent and the Fund shall not be liable for any claims, expenses (including legal fee(s)) or losses resulting from the Transfer Agent having acted upon any instruction reasonably believed genuine.

B. FOR CORPORATIONS AND INCORPORATED ASSOCIATIONS ONLY

NOTE: **Either** signature guarantee **or** seal is required.

I, ______________________________, Secretary of the above-named Registered Owner, do hereby certify that at a meeting on ________________ at which a quorum was present throughout, the Board of Directors of the corporation/the officers of the association duly adopted a resolution, which is in full force and effect and in accordance with the Registered Owner's charter and by-laws, which resolution did the following: (1) empowered the above-named Authorized Person(s) to effect securities transactions for the Registered Owner on the terms described above; (2) authorized the Secretary to certify, from time to time, the names and titles of the officers of the Registered Owner and to notify the Transfer Agent when changes in office occur; and (3) authorized the Secretary to certify that such a resolution has been duly adopted and will remain in full force and effect until the Transfer Agent receives a duly executed amendment to the Certification form.

SIGNATURE GUARANTEED**

Witness my hand on behalf of the corporation/association this _____ day of ______________ 20____.

____

Secretary or other authorized officer who will not be an authorized signatory on this account**

SIGNATURE GUARANTEED** (or Corporate Seal)

The undersigned officer (other than the Secretary) hereby certifies that the foregoing instrument has been signed by the Secretary of the corporation/association.

____

Certifying Officer of the Corporation or Incorporated Association**

C. FOR ALL OTHER INSTITUTIONAL INVESTORS

SIGNATURE(S) GUARANTEED**

____

Certifying Trustee(s)/General Partner(s)/Other(s)

____

Certifying Trustee(s)/General Partner(s)/Other(s)

* Insert a number. Unless otherwise indicated, the Transfer Agent may honor instructions of any one of the persons named above.

** Signature guarantees in proper form are generally accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program, the Securities Transfer Agents Medallion Program ("STAMP") and the Stock Exchanges Medallion Programs. Notarization is not acceptable.

NOTES

For More Information

Dreyfus Founders International Equity Fund
A series of Dreyfus Founders Funds, Inc.
SEC file number: 811-01018

More information on this fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings, and contains the fund's financial statements and information from the fund's portfolio manager about market conditions, economic trends and fund strategies that significantly affected the fund's performance during the period.

Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is on file with the Securities and Exchange Commission and is incorporated by reference and legally considered a part of this prospectus.

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
Dreyfus Founders Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

On the Internet Fund documents can be viewed online or downloaded from the EDGAR database on the Securities and Exchange Commission's Internet site at:
http://www.sec.gov

By e-mail, mail or in person from the Securities and Exchange Commission (you will pay a copying fee):

E-mail the Securities and Exchange Commission at publicinfo@sec.gov

Visit or write: SEC's Public Reference Section
Washington, DC 20549-0102
1-202-942-8090

Dreyfus Founders Funds are managed by Founders Asset Management LLC.

Founders and Founders Funds are registered trademarks of Founders Asset Management LLC.